[USURF LOGO]
                                             390 Interlocken Crescent. Suite 900
                                                      Broomfield, Colorado 80021

                                 April 20, 2005

Mark P. Shuman, Branch Chief - Legal
Office of Emerging Growth Companies
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20548
Attention:        Mark P. Shuman, Branch Chief - Legal
                  Barabara Jacobs, Assistant Director

                  Re: Request to Withdraw Usurf America, Inc. Form SB-2 filed December 23, 2004
                           File No. 333-121657

Dear Mr. Shuman and Ms. Jacobs:

      Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act") please accept this letter as an application to withdraw the Registration Statement on Form SB-2 (the "Registration Statement") filed by Usurf America, Inc. (the "Company") on December 23, 2004, as well as all exhibits and amendments thereto.

      The Company has determined that it is not now in its best interests or that of its shareholders to undertake this offering as the Company must pursue other priorities over the near term. No securities were sold in this offering. The Company may undertake a subsequent private offering in reliance on Rule 155
(c) of the Act. The Company's management believes that the Commission's approval of this application would be consistent with the public interest and the protection of investors.

      Please do not hesitate to contact the undersigned with any additional comments you may have.

                             Very truly yours,

                             Usurf America, Inc.


                             By:/s/ David A. Weisman
                                --------------------
                                David A Weisman
                                Chief Executive Officer